Exhibit 99.1

São Paulo (SP), April 19, 2017.

To

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

Superintendence of Corporate Relations

Rio de Janeiro – RJ

Dear Sirs,

Subject:	ITAÚ UNIBANCO HOLDING S.A.

ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF APRIL 19, 2017

I. Pursuant to the provisions of CVM Instruction No. 480/2009, Article 21, item IX, and Article 30, item III, the Company would like to notify you of the summary of resolutions adopted by the aforesaid Meeting:

At Annual General Stockholders’ Meeting:

1. Approved the Financial Statements for the year ended 2016 and the allocation of net income for the year;

2. Elected the members of the Board of Directors and Fiscal Council for the next annual term of office;

3. Approved the amount allocated to the overall compensation of the members of the Company’s Executive Board and Board of Directors, as well as the compensation to the members of the Fiscal Council.

At Extraordinary General Stockholders’ Meeting:

1. Formalized and approved the Stock Grant Plan, in order to consolidate general rules in connection with long-term incentive programs that involve the granting of shares to management members and employees of the Company and its direct and indirect subsidiaries, pursuant to CVM Instruction No. 567/15;

2. Amended the Bylaws, as follows: (a) in item 3.4, insert a reference to the Stock Grant Plan; (b) in Article 6, create the positions of Co-Chairmen of Board of Directors, by adjusting the wording on composition, competency, absence, and restrictions, choice processes and substitution of Chairman and Co-Chairmen, and on convening of Board of Directors’ meetings, and also providing for the possibility of members of the Board of Directors participating in meetings via telephone call, video conference, video presence, email or any other communication means; and (c) in Article 10, head provision, and item 10.1, update the reference to a statutory provision that was renumbered (item 6.7 to item 6.8) and improve the wording of a provision concerning the representation of the Company; and

3. Consolidate the Bylaws, with the amendments mentioned in the aforementioned item “2”.

II. The minutes of the Meeting shall be submitted by the Empresas.Net system - Periodic and Eventual Information within the established timeframe in Article 21, item X, Article 30, item IV of the aforementioned Instruction.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.

MARCELO KOPEL

Investor Relations Officer

with copy to:

- BM&FBOVESPA S.A. BOLSA DE VALORES, MERCADORIAS E FUTUROS

Corporate Monitoring Department

- Corporate Relations Coordination (Coordenadoria de Relações com Empresas)